U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                          FOR FORM 10-Q

     For Period Ended              Commission File No. 0-13829
   September 30, 1997                    CUSIP No. 740330 10 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                    PRECISION STANDARD, INC.
                    (Full Name of Registrant)

                  1225 17th Street, Suite 1800
                     Denver, Colorado 80202
             (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

               (b)  The subject annual report, semi-annual
               report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed
[X]                 on or before the fifteenth calendar day
               following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Company's officers were traveling overseas and therefore did not have an opportunity to review the report prior to its due date.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Richard J. Hendricks   (205) 591-3009

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X]  Yes        [ ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes        [ ]  No

          As indicated in the Company's Form 10-Q filed concurrently herewith, the Company suffered a loss of approximately $6 million for the quarter ended September 30, 1997 as opposed to a profit of approximately $4 million for the corresponding period in 1996. The reasons for this change are detailed in the subject report filed concurrently herewith.


                    Precision Standard, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 17, 1997           By:/s/Richard J. Hendricks
                                        Richard J. Hendricks
						    Vice President - Finance
                                        (Principal Financial and
                                          Accounting Officer)